09042484

SEC Mail Processing Section
AUG 24 2009
Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Business Securities, Inc. VTG Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1824 Pandora Avenue, Suite 3
(No. and Street)

Los Angeles, (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Lang 310-441-2300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027-1442 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/30

OATH OR AFFIRMATION

I, Laura Lang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Business Securities, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of Los Angeles

Subscribed and sworn to (or affirmed) Before me on this 31st **day of** July, **20**09 **by** Laura Lang

[redacted] **or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature

(Seal)

JAVED BAVA
Commission # 1721386
Notary Public - California
Los Angeles County
MyComm. Expires Feb 23, 2011

International Business Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2009

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
International Business Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of International Business Securities, Inc. ("the Company"), as June 30, 2009 and the related statements of operations, cash flows, and changes in shareholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of International Business Securities, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 5, 2009

International Business Securities, Inc.
Statement of Financial Condition
June 30, 2009

Assets

Cash and cash equivalents		$ 43,773
Clearing deposits		25,300
Securities owned		
Marketable securities (inventory)		5,333
Total assets		$ 74,406

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses		$ 1,635
Due to clearing broker		57
Total liabilities		1,692
Shareholder's Equity		
Common stock	$ 56,871	
Paid in capital	905,856	
Retained Earnings (deficit)	(890,013)	72,714
Total liabilities and shareholder's equity		$ 74,406

The accompanying notes are an integral part of these financial statements

International Business Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2009

Revenues	
Commissions income	$ 1,171
Securities gain (loss)	(3,960)
Interest and dividend income	743
Total revenues (losses)	(2,046)
Expenses	
Auto expense	2,504
Commission expense	3,124
Consulting fees	12,000
Fees	3,797
Insurance	9,389
Miscellaneous other	2,533
Office expenses	9,139
Professional services	2,660
Regulatory fees	290
Repair & maintenance	1,294
Taxes and licenses	17,342
Total expenses	64,072
Net income (loss) before income tax provision	(66,118)
Income tax provision	800
Net income (loss)	$ (66,918)

The accompanying notes are an integral part of these financial statements

International Business Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended June 30, 2009

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, July 1, 2008	$ 56,871	$ 1,111,756	$ (823,095)	$ 345,532
Net Income (loss)			(66,918)	(66,918)
Capital distribution (return of capital)		(205,900)		(205,900)
Balance, June 30, 2009	$ 56,871	$ 905,856	$ (890,013)	$ 72,714

The accompanying notes are an integral part of these financial statements

International Business Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2009

Cash flows from operating activities:		
Net income		$ (66,918)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ 1,088	
Shareholder advances and loans receivable	206,900	
Clearing deposit	(208)	
Marketable securities (inventory)	48,408	
(Decrease) increase in:		
Accrued expenses	186	
Due to clearing broker	57	
Total adjustments		256,431
Net cash provided by operating activities		189,513
Cash flows for investing activities:		-
Cash flows from financing activities:		
Shareholder's distribution (return of capital)	(205,900)	
Net cash provided by (used in) financing activities		(205,900)
Net decrease in cash		(16,387)
Cash at beginning of year		60,160
Cash at end of year		$ 43,773

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest paid	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

International Business Securities, Inc. ("the Company") is a registered broker-dealer incorporated under the laws of New York doing business in California and maintaining its principal office in Los Angeles, California. The Company operates pursuant to the (k)(2) (ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. To date, its principal and only office is located in Los Angeles, California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards N. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses of benefits are recognized as a result of the changes in the assets and liabilities is based on provisions of enacted federal and state tax laws.

Marketable Securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

International Business Securities, Inc.
Notes to Financial Statements
June 30, 2009

Note 2: INCOME TAXES

Net operating loss carry forwards of $920,504 at year-end 2009 are available to reduce future taxable income. These carry forwards expire through the year 2029.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had a net capital of $72,381, which was $67,381 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,692) to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company facilities are in a home office; consequently, there are no lease obligations.

International Business Securities, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1
As of June 30, 2009

Computation of net capital		
Shareholder's equity		$ 72,714
Less: Non allowable assets		
Other securities	$ (333)	
Total adjustment		(333)
Net capital		$ 72,381
Computation of net capital requirements		
Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	$ 113	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 67,381
Ratio of aggregate indebtedness to net capital	0.02 to 1	
Total liabilities net of deferred income taxes payable and deferred income	$ 1,692	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital as reported on the Company's unaudited X-17A-5 report	$ 69,959
Adjustment to accrued expenses	2,422
Net capital shown here	$ 72,381

The accompanying notes are an integral part of these financial statements

International Business Securities, Inc.
.Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

A computation of reserve requirement is not applicable to International Business Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

International Business Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of June 30, 2009

Information relating to possession or control requirements is not applicable to International Business Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

PART II

International Business Securities, Inc.

Supplementary Accountant's Report

On Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2009

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Board of Directors
International Business Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of International Business Securities, Inc. (the Company) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
International Business Securities, Inc.
Los Angeles, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate on June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 5, 2009